FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of April 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]


This Form 6-K consists of:

A press release issued by Vasogen Inc. on April 19, 2000 entitled: "Vasogen Appoints Cancer Specialist to Scientific Advisory Board"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VASOGEN INC.



                                      By /S/Christopher Waddick
                                         ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  April 19, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


                      VASOGEN APPOINTS CANCER SPECIALIST TO
                            SCIENTIFIC ADVISORY BOARD

Toronto, Ontario (April 19, 2000) - Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Dr. Richard G. Margolese to its Scientific Advisory Board. Dr. Margolese is the Hebert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal.

Dr. Margolese is internationally recognized for his leadership in both cancer research and treatment. He is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals.

Dr.  Margolese has served as Chairman of the  Treatment  Committee of the Breast
Cancer Task Force at the National Cancer Institute (U.S.A.) and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards including the Order of Canada, and, most recently, the R.M. Taylor medal of the Canadian Cancer Society for the year 2000.

"As we extend our development program to investigate the role of Vasogen's cell-processing technology in the management of certain cancers, the addition of such a prominent and accomplished individual to our Scientific Advisory Board is an important step forward," said Dr. Eldon Smith, Vasogen's Vice President, Scientific Affairs. "Dr. Margolese's experience and expertise in the design and execution of clinical trials will be very helpful as we continue to advance our product candidates through clinical development in Canada, the United States, and the U.K."

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.